Exhibit 11.1

POPE & TALBOT, INC.
STATEMENT SHOWING CALCULATION OF AVERAGE
COMMON SHARES OUTSTANDING AND EARNINGS
PER AVERAGE COMMON SHARE

	Three months ended June 30,		Six months ended June 30,
	1999	1998	1999	1998
Weighted average number of common shares outstanding	13,481,441	13,481,441	13,481,441	13,481,441

Application of the "treasury stock" method to the stock option plan	36,823	-	20,437	-

Total common and common equivalent shares, assuming dilution	13,518,264	13,481,441	13,501,878	13,481,441

Net income (loss)	$ 2,921,000	$(7,126,000)	$ 645,000	$13,355,000

Diluted net income (loss) per common share	$ .22	$ (.53)	$ .05	$ .99

The computation of basic net income per common share is not included because the computation can be clearly determined from the material contained in this report.